

July 23, 2013

Via E-mail
Udo Rieder
Chief Executive Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, OR 97239

     Re: **Erickson Air-Crane Incorporated**
             Amendment No. 2 to Registration Statement on Form S-3
             Filed July 22, 2013
             File No. 333-189196

Dear Mr. Rieder:

We have reviewed your responses to the comments in our letter dated July 19, 2013 and have the following additional comments.

Prospectus Summary, page 1

Air Amazonia Acquisition, page 2

1. We see that you entered into certain purchase agreements with Air Amazonia and HRT on July 19, 2013. We refer to your response to our previous comment 8 in your letter dated June 4, 2013. In this response, you stated that the HRT transaction was not probable as there were a significant number of important conditions outlined in the term sheet that had not occurred to date, and may never occur. Those conditions included the fact that (1) neither HRT's Board of Directors nor its shareholders had approved the transactions contemplated by the term sheet, (2) the Aerial Services Agreement contemplated by the term sheet had not been negotiated, prepared or approved by the Company, HRT or TNK-Brasil, (3) the Company's payment guarantee had not been negotiated and might not be sufficient or acceptable to HRT, while a guarantee acceptable to HRT might not comply with the terms of the Company's existing guarantees and debt agreements, (4) the parties had not obtained or solicited any regulatory or other third party approvals necessary to effectuate the transaction and (5) the term sheet

did not provide for a termination fee or other financial penalties to be incurred if the transaction is not consummated. In view of your entry into a definitive agreement on June 19, 2013, it appears that HRT's Board of Directors and its shareholders have subsequently approved the contemplated transactions. Please tell us the date of each such approval. In addition, tell us the date or dates upon which each of the other four above cited conditions were met. Finally, please tell us the date upon which you determined the acquisition to be probable. We may have additional comments upon review of your response.

2. In addition, please tell us the significance of this acquisition under Rule 3-05 of Regulation S-X. In support of your conclusions, please furnish us with each of the computations you performed pursuant to Rule 1-02 (w) of Regulation S-X.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Michael Reed
        DLA Piper LLP